Exhibit 99.1

Youlife Group Inc. to Host Its Virtual Investor Event on September 18, 2025

BEIJING, Sept. 10, 2025 /PRNewswire/ -- Youlife Group Inc. (“Youlife” or the “Company”) (NASDAQ: YOUL), a leading blue-collar lifetime service provider in China, today announced that the Company will host a virtual investor event on Thursday, September 18, 2025, beginning at 8:00 AM Beijing/Hong Kong time (8:00 PM EST on Wednesday, September 17, 2025).

The virtual event will feature presentations led by Mr. Yunlei Wang, Founder, Chairman and Chief Executive Officer, and Mr. Lidong Zhu, Chief Financial Officer, including a discussion of the Company’s latest business developments, market opportunities and future growth plans. Attendees can submit questions when signing up for this event and the management will address investors’ frequently asked questions following the presentation session. Attendees will also have an opportunity to participate in a live Q&A with the management team.

About Youlife Group Inc.

Youlife is a leading blue-collar lifetime service provider with a nationwide network of 25 vocational schools under school management model and 25 curriculum development projects, covering a total of 37 cities or counties under 16 provinces of China. Learn more at https://ir.youlife.cn/.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements also include, but are not limited to, statements regarding future events and the future results of Youlife current expectations, estimates, forecasts, and projections about the industry in which Youlife operates, as well as the beliefs and assumptions of Youlife’s management. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Youlife’s management and are not predictions of actual performance. These statements involve risks, uncertainties and other factors that may cause Youlife’s actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements.

Contact Information

Yi Liu

liuyi@youlanw.com

(86) 13062818313